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                                                 COMMISSION FILE NUMBER: 0-09478

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


(CHECK ONE): |_| Form 10-K or  |_| Form 11-K   |_| Form 20-F   |X| Form 10-Q
             Form 10-KSB                                         or Form 10-QSB

             |_| Form N-SAR


                     For Period Ended                         September 25, 2004
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                     |_| Transition Report on Form 10-K or Form 10-KSB
                     |_| Transition Report on Form 20-F
                     |_| Transition Report on Form 11-K
                     |_| Transition Report on Form 10-Q or Form 10-QSB
                     |_| Transition Report on Form N-SAR
                     F or the Transition Period Ended

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 NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I--REGISTRANT INFORMATION

Spectrum Laboratories, Inc.
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Full Name of Registrant


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Former Name if Applicable

18617 Broadwick Street
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Address of Principal Executive Office (Street and Number)

Rancho, Dominguez, California 90220
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City, State and Zip Code

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PART II--RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In accordance with the Securities and Exchange Commission's Regulation S-X, interim financial statements included in quarterly reports on Form 10-Q must be reviewed by an independent public accountant prior to filing. Due to the resignation of the Company's independent auditors on November 12, 2004, the Company's interim financial statements for the quarter ended September 25, 2004 have not been reviewed by an independent public accountant, and the Company was unable to complete its financial statement information in time to timely file the Form 10-Q without unreasonable effort or expense. The Company is currently involved in the process of engaging a new independent public auditor. At such time when a new auditor is engaged, the new auditor will require time to complete its review of the quarterly financial statements prior to the filing of Form 10-Q.

                                                 (Attach Extra Sheets if Needed)

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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Brian Watts                        310                      605-4476
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         (Name)                         (Area Code)          (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                          |X| Yes        |_| No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         It is anticipated sales for 3rd quarter 2004 will be approximately $3.6 million versus $2.7 million in 2003, an increase of $900K primarily due to the fact sales in 2003 were significantly lower than historical. Gross margins are also anticipated to improve to approximately 43% and relatively consistent with Spectrum previously reported gross margins. SG&A expenditures for the third quarter of 2004 will be marginally lower than 2003 although it is estimated that 3rd quarter 2004 will include certain expenses relating to relocating the recently hired president. In addition 3rd quarter 2004 will include $130K relating to warrant expenses associated with Spectrums recent decision not to actively pursue either private or public equity financing. The net results of the above is that anticipated 3rd quarter net income will approximate $75K versus the 2003 net loss of $269K.

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                          SPECTRUM LABORATORIES, INC..
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     November 15, 2004                     By:    /Brian Watts
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                                                       Brian Watts
                                                       Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                    -------------- ATTENTION ---------------


                 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
                     CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
                              (SEE 18 U.S.C. 1001)


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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this Chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this Chapter). [GRAPHIC OMITTED]

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